SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*


                         Federal Realty Investment Trust
                                (Name of Issuer)

                      Common Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    313747206
                                 (CUSIP Number)

                                January 10, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]  Rule 13d-1(b)
     [ x ]  Rule 13d-1(c)
     [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.     313747206
                                  Schedule 13G
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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Steven J. Guttman

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          [  ] (a)
          [  ] (b)
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    3     SEC USE ONLY


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    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

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                                5     SOLE VOTING POWER
                                      2,025,912
          NUMBER OF
           SHARES               6     SHARED VOTING POWER
        BENEFICIALLY                  12,000
          OWNED BY
            EACH                7     SOLE DISPOSITIVE POWER
          REPORTING                   2,025,912
           PERSON
            WITH                8     SHARED DISPOSITIVE POWER
                                      12,000
 -------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,037,912

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   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]


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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          4.6%

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   12     TYPE OF REPORTING PERSON
          IN

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Item 1(a).  Name of Issuer.

         Federal Realty Investment Trust

Item 1(b).  Address of Issuer's Principal Executive Offices.

         1626 East Jefferson Street
         Rockville, Maryland 20852-4041

Item 2(a).  Name of Person Filing.

         Steven J. Guttman

Item 2(b).  Address of Principal Business Office or, if None, Residence.

         Unit 21A
         Pumpkin Cay Road
         Key Largo, Florida  33037

Item 2(c).  Citizenship.

         Mr. Guttman is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities.

         Common Shares of Beneficial Interest

Item 2(e).  CUSIP Number.

         313747206

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

                  (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange
                       Act.

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act.



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                  (e)  [ ] An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.  Ownership.

          (a) Amount beneficially owned: 2,037,912 shares
          (b) Percent of class: 4.6%
          (c) Number of Shares as to which the person has:
                  (i)  Sole power to vote or to direct to vote: 2,025,912
                          shares
                  (ii)  Shared power to vote or to direct to vote: 12,000 shares
                  (iii) Sole power to dispose or to direct the disposition of:
                          2,025,912 shares
                  (iv) Shared power to dispose or to direct the disposition
                          of: 12,000 shares

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The shares identified in Item 4 include shares beneficially owned by Mr. Guttman's wife (Mrs. Guttman's powers to vote or dispose are treated as if they belonged to Mr. Guttman for purposes of this statement), shares beneficially owned in trust for members of Mr. Guttman's family and shares beneficially owned by a trust of which Mr. Guttman is a trustee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.



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Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2003


By:    /s/ Steven J. Guttman
    --------------------------------------------------------
Name: Steven J. Guttman



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